Form C

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Cover Page

Name of issuer:

Cytonus Therapeutics, Inc.

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

DE

Date of organization:

8/21/2018

Physical address of issuer:

10956 Deering Street
San Diego, CA 92126

Website of issuer:

https://axiombio.co

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

Target number of securities to be offered:

4,153

Price:

$12.04

Method for determining price:

Dividing pre-money valuation $96,030,426 (or $80,000,000 for investors in the first $100,000), which valuation was determined by management, by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

Disclose how oversubscriptions will be allocated:

Disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,000,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,016,065.00	$1,934,050.00
Cash & Cash Equivalents:	$581,452.00	$54,247.00
Accounts Receivable:	$865,146.00	$651,694.00
Current Liabilities:	$1,345,542.00	$1,492,640.00
Non-Current Liabilities:	$2,652,877.00	$185,051.00
Revenues/Sales:	$1,275,587.00	$851,415.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($2,244,653.00)	($3,377,990.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Cytonus Therapeutics, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

- ☐ Yes
- ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined

Jaeyeol An	Venture Capitalist	Partners Investment	2023
Christopher Thorne	Executive Chairman	Broadline Capital	2018
Remo Moomiaie	President & CEO	Axiom Biosciences	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Karen Markham	Secretary	2022
Remo Moomiaie	President	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Remo Moomiaie	20%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> *Extensive regulation, with no assurance of approval.* Our product candidates are subject to extensive regulation by the FDA and comparable foreign authorities governing research, testing, manufacturing, labeling, approval, marketing and post-market activities. Obtaining approval is lengthy, expensive and uncertain, and regulators have substantial discretion. Even if approved, a product may be subject to limitations on its approved uses, safety warnings, post-marketing study requirements or ongoing compliance obligations. Changes in regulatory policy, agency priorities or the legal framework for biologics could also delay or prevent approval. If we fail to obtain or maintain approvals, we will not be able to sell our products.

> *Reliance on third parties for trials and manufacturing.* We rely, and expect to continue to rely, on third parties such as contract research organizations, clinical trial sites and contract manufacturers to conduct trials and to produce our product candidates. We have limited control over these parties. If they fail to perform, fail to meet regulatory requirements (including current Good Manufacturing Practices), experience capacity constraints or terminate their relationships with us, our development programs could be delayed or compromised. Manufacturing biological products is complex, and problems with quality, scale-up or supply could delay our trials or any future commercial launch.

> *History of losses and substantial need for additional capital.* We have incurred net losses since inception and expect to keep incurring significant losses for the foreseeable future as we fund research, clinical development and regulatory activities. Drug development requires substantial capital, and the proceeds of this offering will not be enough to complete development or bring a product to market. We will need to raise substantial additional funds through equity or debt financings, partnerships or other arrangements. Financing may not be available on acceptable terms, or at all. If we cannot raise capital when needed, we may have to delay, reduce or eliminate our programs, or cease operations, and you could lose your entire investment.

> *Clinical-stage company with no approved products.* Cytonus Therapeutics, Inc., doing business as Axiom Biosciences, is a clinical-stage biotechnology company developing biological medicines intended to restore damaged tissue and treat diseases where existing therapies have failed. We have no products approved for commercial sale and have not generated revenue from product sales. Our product candidates are in early stages of development, and we may never successfully complete clinical development, obtain regulatory approval or commercialize any product. Most product candidates that enter clinical trials never receive approval. If we cannot develop and commercialize our product candidates, our business will fail and you could lose your entire investment.

> *Intellectual property, protection may not be available to protect our products.* Our success depends on our ability to obtain, maintain, protect and enforce patents, trade secrets and other intellectual property covering our technology and product candidates. Patent applications may not result in issued patents. Issued patents may be challenged, invalidated or circumvented, and may not provide meaningful protection. Third parties may claim that our technology infringes their intellectual property, and defending such claims could be costly and time-consuming, and could require us to stop developing a product candidate or obtain a license that may not be available on reasonable terms.

> *Clinical trials are lengthy, expensive and uncertain.* Before seeking approval, we must show through clinical trials that our product candidates are safe and effective. Clinical trials are expensive, take many years and have uncertain outcomes. Results from early studies may not be predictive of later trials. Trials may be delayed or halted because of difficulties enrolling patients, safety concerns, manufacturing problems, regulatory requirements or lack of funding. The FDA or other regulators may place a clinical hold on our trials, require additional studies, or disagree with our trial design or interpretation of results. Any delay or failure in our clinical programs would significantly increase our costs, delay or prevent commercialization, and materially harm the value of your investment.

Investment through a crowdfunding vehicle. Investors in this offering will not hold shares of the company directly. Shares of Series A-2 Preferred Stock purchased with your funds will be held by a special purpose vehicle (the "SPV") on behalf of investors. You will hold an interest in the SPV, not stock in the company. Your rights will be governed by the SPV's governing documents, and voting and other decisions about the shares will generally be made by a lead investor or other representative on behalf of all SPV investors. You will have limited ability to exercise rights as a stockholder, and the SPV may charge fees that reduce your returns.

Commercialization and reimbursement. Even if a product candidate is approved, its commercial success will depend on acceptance by physicians, patients and payers, and on adequate coverage and reimbursement by government and private insurers. Novel biological therapies are often expensive, and payers may restrict coverage or reimbursement. We currently have no sales, marketing or distribution capabilities and may have to rely on partners, who may not commercialize our products successfully.

No market for the securities; restrictions on transfer. There is no public market for our securities or for interests in the SPV, and none is expected to develop. Under Regulation Crowdfunding, you may not transfer your securities for one year from the date of purchase except in very limited circumstances. After that, transfers remain subject to the restrictions in the SPV documents and our stockholder agreements. Biotechnology companies often take many years to reach a liquidity event such as an acquisition or public offering, if ever. You should be prepared to hold your investment indefinitely.

Product liability. Testing product candidates in humans, and selling any approved products, exposes us to product liability claims. Such claims could result in substantial damages, costly litigation, reduced demand for our products and harm to our reputation. Our insurance may not cover all claims or may be unavailable on acceptable terms

Our future success depends substantially on the continued service and performance of our key management, scientific, and technical personnel. With only three employees, we have an extremely limited team to execute on our business plan, advance our clinical programs, and manage our operations. The loss of services of any key personnel could have a material adverse effect on our ability to continue our research and development programs, advance our product candidates through clinical trials, obtain regulatory approvals, and ultimately commercialize our products. The biotechnology industry is characterized by intense competition for qualified personnel, and we may face significant challenges in attracting and retaining the additional personnel necessary to successfully grow our business. We do not maintain key person life insurance on any of our executives or employees. Given our small team size, we are particularly vulnerable to disruptions caused by the departure, illness, or incapacity of key individuals. Replacing key personnel would be difficult, time-consuming, and expensive, and could result in significant delays in our product development timelines and strategic initiatives. Our ability to execute our business plan and achieve our objectives is substantially dependent on our ability to retain our current personnel and attract additional qualified employees as we grow.

Even if we obtain regulatory approval for our product candidates, we may not achieve commercial success if physicians, patients, healthcare payors, or the medical community do not accept our products. Stem cell therapies and regenerative medicine approaches represent relatively new treatment paradigms, and there may be skepticism or resistance from healthcare providers and patients who are more familiar with conventional treatments. Physicians may be reluctant to adopt new therapies without extensive clinical data demonstrating superiority over existing treatments, and patients may be hesitant to try novel biological medicines, particularly for serious conditions affecting newborns or stroke patients where established treatment protocols exist.
Additionally, our commercial success will depend substantially on the availability and adequacy of reimbursement from government healthcare programs and private insurance companies. Payors may refuse to provide coverage or may provide coverage at inadequate reimbursement levels for our products, particularly given the typically high cost of biological medicines and cell-based therapies. Healthcare cost containment pressures and increasing scrutiny of high-priced therapies may make it difficult to obtain favorable reimbursement. If we cannot demonstrate that our products provide sufficient clinical and economic value to justify their cost, or if reimbursement is inadequate, our ability to generate revenue and achieve profitability will be severely limited.

Competition. The biotechnology and regenerative medicine industries are intensely competitive and rapidly changing. We compete with large pharmaceutical and biotechnology companies, academic institutions and emerging companies, many of which have significantly greater financial, technical, clinical, regulatory and commercial resources than we do. Competitors may develop products that are safer, more effective, more convenient or less expensive than ours, or that reach the market faster, which could make our product candidates obsolete or non-competitive.

Our focus on stem cell-based therapies subjects us to additional regulatory scrutiny and ethical considerations beyond those applicable to conventional pharmaceuticals. Stem cell therapies are subject to extensive regulatory oversight due to concerns about safety, ethical issues related to cell sourcing, and the potential for misuse or unproven claims. Regulatory authorities, including the FDA, have increased enforcement activities against companies making unsubstantiated claims about stem cell treatments and have imposed strict requirements for demonstrating the safety and efficacy of cell-based therapies. We may face longer development timelines, more extensive clinical trial requirements, or additional regulatory hurdles compared to companies developing traditional small molecule or biologic drugs.
Public perception and ethical debates surrounding stem cell research and therapies could also affect our business. Negative publicity about stem cell treatments, whether related to our products or to the broader field, could harm our reputation and make it more difficult to enroll patients in clinical trials, obtain regulatory approvals, achieve market acceptance, or raise capital. Some patient populations, healthcare providers, or institutions may have ethical objections to stem cell therapies that limit our potential market. Additionally, the regulatory framework for stem cell therapies continues to evolve, and changes in laws, regulations, or policies could impose new requirements or restrictions that adversely affect our ability to develop and commercialize our products.

We will require substantial additional funding beyond this offering to complete the development and commercialization of our product candidates. Biotechnology companies typically require hundreds of millions of dollars to advance product candidates through clinical trials, obtain regulatory approvals, establish manufacturing capabilities, and launch commercial operations. The proceeds from this offering will be used primarily to advance AX-007 into Phase 2B clinical trials and AX-009 into Phase 1/2a clinical trials, as well as to fund services related to a potential IPO. However, these funds will not be sufficient to complete development of these product candidates or to fund our operations until we achieve profitability.
We do not currently have commitments for additional funding, and there can be no assurance that we will be able to raise additional capital on acceptable terms, or at all. Our ability to obtain additional financing will depend on numerous factors, including our clinical trial results, the progress of our competitors, the state of the capital markets, and investor sentiment toward biotechnology companies. If we are unable to raise sufficient additional capital when needed, we may be forced to delay, reduce the scope of, or eliminate one or more of our research and development programs, reduce our workforce, curtail our operations, or cease operations entirely. Any of these actions would materially harm our business prospects and could result in a total loss of your investment.

We intend to conduct additional equity financings to fund our operations and product development programs. The issuance of additional equity securities will have a dilutive effect on your ownership percentage in the company. As we raise additional capital, your proportionate ownership interest will decrease, and the value of your investment may be reduced. We may need to raise capital on terms that are more favorable to new investors than the terms of this offering, which could further disadvantage existing investors. New investors may receive securities with rights, preferences, or privileges that are senior to those of the securities being offered in this round.
The extent of dilution will depend on the amount of capital we need to raise, the valuation at which we raise capital, and the terms of future financings. Given the substantial capital requirements of biotechnology companies and our early stage of development, we expect

to conduct multiple future financing rounds, which could result in significant dilution to investors in this offering. There is no limit on the amount of securities we may issue in the future, and we are not required to offer existing investors the opportunity to participate in future financings to maintain their ownership percentages.

Our competitive position and future success depend substantially on our ability to obtain, maintain, and enforce intellectual property protection for our AI-designed medicines, stem cell platforms, proprietary technologies, and product candidates. We rely on a combination of patents, trade secrets, know-how, and confidentiality agreements to protect our intellectual property. However, the patent application process is expensive, time-consuming, and uncertain. We may not be able to obtain patent protection for all of our inventions, and any patents we do obtain may be challenged, invalidated, or circumvented by competitors. The scope of patent protection we receive may not be sufficient to prevent competitors from developing similar or superior products.
Our reliance on trade secrets and proprietary know-how, particularly related to our AI algorithms and drug design methods, also presents risks. Trade secrets are difficult to protect, and we may not be able to prevent unauthorized disclosure or use of our confidential information. Employees, consultants, or partners may breach confidentiality obligations, or our trade secrets may be independently discovered by competitors. We may also face claims that we have infringed the intellectual property rights of others, which could result in costly litigation, licensing obligations, or restrictions on our ability to develop or commercialize our products. Defending against intellectual property claims or enforcing our own rights can be expensive and time-consuming, and there is no guarantee of success. If we are unable to adequately protect our intellectual property or if we become involved in costly intellectual property disputes, our competitive position and business prospects could be materially harmed.

As a private company, we are not subject to the same disclosure and reporting requirements as public companies. We will provide limited information to investors, and you will have fewer rights to access company information than you would as a shareholder of a public company. We are required to provide certain basic information to investors under Regulation Crowdfunding, but we are not required to provide the extensive periodic reports, audited financial statements, or other disclosures required of public companies under the Securities Exchange Act of 1934. You may not receive regular updates on our business, financial condition, or operations, and you may have difficulty obtaining information necessary to evaluate the performance of your investment.
Additionally, as a minority investor, you will have limited ability to request information from the company or to inspect our books and records. Unlike institutional venture capital investors who typically negotiate extensive information rights and board representation, crowdfunding investors generally have minimal rights to access company information or participate in company governance. This lack of transparency and information access makes it difficult to monitor your investment and increases the risk that problems or adverse developments may not be disclosed to you in a timely manner. You will be substantially dependent on management's decisions and disclosures, with limited ability to verify information or hold management accountable.

Our business involves the collection, storage, and processing of sensitive and confidential information, including proprietary research data, clinical trial information, patient data, intellectual property, and business information. We rely on information technology systems and networks to conduct our operations, and we face risks related to cybersecurity threats, data breaches, and system failures. Cyberattacks, including ransomware, phishing, malware, and other malicious activities, are increasing in frequency and sophistication. A successful cyberattack could result in unauthorized access to our systems, theft or corruption of data, disruption of our operations, or disclosure of confidential information.
We are also subject to numerous laws and regulations related to data privacy and security, including requirements for protecting patient information in clinical trials. Failure to adequately protect sensitive data or to comply with applicable data protection laws could result in regulatory enforcement actions, fines, litigation, and reputational harm. A significant data breach or cybersecurity incident could damage our relationships with partners and collaborators, undermine confidence in our ability to protect sensitive information, and result in substantial costs to investigate and remediate the incident. Given our limited resources and small team, we may face challenges in implementing and maintaining robust cybersecurity measures and responding effectively to security incidents.

The founder has designated themselves as the lead investor who will sign documents and make decisions on behalf of all investors in the special purpose vehicle (SPV) structure. This arrangement creates a significant conflict of interest because the founder has interests both as an operator and decision-maker for the company and as the representative of investor interests. These interests may not always align, and in situations where the company's interests conflict with investors' interests, the founder may prioritize the company's interests over those of the investors they are representing. The founder will have access to material non-public information about the company that other investors do not have, which could influence decisions made on behalf of investors.
Unlike a traditional investment structure where an independent third party represents investor interests, you will have no independent advocate looking out for your interests as an investor. The founder may make decisions on behalf of investors that benefit the company or the founder personally but that are not in the best interests of minority investors. For example, in negotiations over future financings, acquisitions, or other transactions, the founder may agree to terms that favor the company or existing management at the expense of investor returns. You will have no ability to replace the lead investor or to ensure that someone is independently representing your interests. This lack of independent investor representation increases the risk that your interests as a minority investor may not be adequately protected.

A key component of our business model is the use of artificial intelligence and computational methods to design biological medicines. While AI-driven drug discovery represents a promising approach, it is a relatively new and evolving field with limited track record of producing approved therapies. Our AI platforms and algorithms may not successfully identify or optimize drug candidates that prove safe and effective in human clinical trials. The predictions and designs generated by our AI systems are based on computational models that may not fully capture the complexity of human biology and disease processes. There is no guarantee that medicines designed using our AI approach will perform better than those developed through traditional methods or will successfully translate from computational predictions to clinical efficacy.
Additionally, our AI-driven drug design capabilities depend on access to high-quality data, sophisticated computational infrastructure, and specialized expertise. We may face challenges in obtaining sufficient data to train and validate our AI models, maintaining and updating our computational systems, or retaining personnel with the necessary expertise in both AI technology and drug development. If our AI platforms fail to deliver the anticipated advantages in drug design, or if competitors develop superior AI-driven approaches, our competitive position and business prospects could be materially harmed.

Axiom Biosciences is a clinical-stage biotechnology company with a limited operating history upon which investors can evaluate our business and prospects. We have not yet received regulatory approval for any of our product candidates, and we have not generated any revenue from product sales. Our business is substantially dependent on the successful development, regulatory approval, and commercialization of our AI-designed biological medicines and stem cell-based therapies. The process of developing, obtaining regulatory approval for, and commercializing new drugs is lengthy, expensive, and uncertain. We may never succeed in obtaining regulatory approval for our product candidates or generating revenue from product sales. Investment in a clinical-stage biotechnology company is highly speculative and involves a high degree of risk.
We have incurred losses since our inception and expect to continue to incur substantial losses for the foreseeable future as we advance our lead assets AX-007 and AX-009 through clinical trials and pursue regulatory approval. We may never achieve profitability, and even if we do achieve profitability, we may not be able to sustain it. Our ability to generate revenue and achieve profitability depends on numerous factors, many of which are beyond our control, including successful completion of clinical trials, obtaining regulatory approvals, establishing manufacturing capabilities or partnerships, successfully commercializing our products, and achieving market

acceptance.

The development of new pharmaceutical products, particularly biological medicines and stem cell-based therapies, is inherently risky and subject to failure at any stage of development. Our product candidates, including AX-007 for Intraventricular Hemorrhage in newborns and AX-009 for Ischemic Stroke in adults, must demonstrate both safety and efficacy in rigorous clinical trials before they can receive regulatory approval. Clinical trials are expensive, time-consuming, and have uncertain outcomes. Results from preclinical studies and early-stage clinical trials do not necessarily predict results in later-stage trials, and product candidates that show promise in early development frequently fail in later stages due to lack of efficacy, unacceptable safety profiles, or other factors.
If our clinical trials fail to demonstrate that our product candidates are safe and effective, or if we experience significant delays in our clinical programs, we may be unable to obtain regulatory approval and commercialize our products. Clinical trial failures or delays could result from numerous factors including difficulty enrolling patients, adverse events or safety concerns, insufficient efficacy, manufacturing or supply issues, regulatory requirements, or changes in regulatory standards. Any such failures or delays would substantially harm our business prospects and could render our technology and intellectual property worthless. The use of proceeds from this offering to advance AX-007 into Phase 2B trials and AX-009 into Phase 1/2a trials represents a significant investment in programs that may ultimately prove unsuccessful.

Our business is subject to extensive regulation by the U.S. Food and Drug Administration and comparable foreign regulatory authorities. Before we can market our product candidates, we must demonstrate through rigorous preclinical studies and clinical trials that they are safe and effective for their intended uses. The regulatory approval process is expensive, time-consuming, and uncertain, typically taking many years and requiring substantial resources. Regulatory authorities have significant discretion in the approval process and may require additional studies, impose restrictions on approved products, or deny approval altogether. We may experience significant delays or be unable to obtain regulatory approval for our product candidates, which would prevent us from generating revenue from those products.
Even if we obtain regulatory approval, our products will remain subject to ongoing regulatory requirements, including post-market surveillance, adverse event reporting, manufacturing quality standards, and potential post-approval studies. Regulatory authorities may withdraw or suspend approvals if safety or efficacy concerns arise, if we fail to comply with regulatory requirements, or if new data emerges that affects the benefit-risk profile of our products. Changes in regulatory requirements or policies could require us to modify our development programs, conduct additional studies, or make changes to approved products, any of which could be costly and time-consuming. Failure to comply with applicable regulatory requirements could result in enforcement actions, including warning letters, fines, product recalls, suspension of manufacturing, or criminal prosecution, any of which could materially harm our business.

An investment in our securities is highly speculative and involves a high degree of risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. We are a clinical-stage biotechnology company with no approved products, no revenue from product sales, and a history of losses. We face all of the risks inherent in early-stage companies, including the risk that we will be unable to successfully develop our products, obtain regulatory approvals, raise sufficient capital, achieve profitability, or continue operations. The vast majority of drug development programs fail, and there is a substantial likelihood that our product candidates will not succeed in clinical trials or receive regulatory approval.
Even if we are successful in developing and obtaining approval for our products, we may fail to achieve commercial success due to competition, lack of market acceptance, inadequate reimbursement, or other factors. Biotechnology investments are inherently risky, and many biotechnology companies never achieve profitability or provide returns to investors. Given the early stage of our business, the substantial capital requirements of drug development, the lengthy timelines to potential commercialization, and the numerous risks we face, there is a significant possibility that you could lose all of the money you invest in this offering. You should carefully consider whether you can afford this risk before investing.

There is currently no public market for our securities, and we do not expect one to develop in the foreseeable future. The securities offered in this round have not been registered under the Securities Act of 1933 and are subject to transfer restrictions. You will not be able to sell or otherwise transfer your shares unless an exemption from registration is available or we complete a registration of the securities. Even if we pursue an initial public offering in the future, there is no guarantee that we will successfully complete an IPO or that a public market for our securities will develop. The development of a liquid trading market depends on numerous factors beyond our control, including investor interest, our financial performance, and market conditions.
You should be prepared to hold your investment for an indefinite period of time, potentially for many years or permanently. You will be required to bear the financial risks of your investment until we are acquired, complete a public offering, or otherwise provide liquidity to our shareholders, which may never occur. The lack of liquidity may make it difficult or impossible for you to sell your shares when you want or need to, even in the event of an emergency. The illiquid nature of this investment means you should only invest funds that you do not need for other purposes and that you can afford to have tied up indefinitely. The inability to sell your shares could result in a total loss if we are unsuccessful or if you need to liquidate your investment for personal reasons.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, Axiom Biosciences expects to use proceeds approximately as follows: 50% AX-007 Phase 2B IVH Clinical Trial, 23% AX-009 Phase 1/2a Stroke Trial Launch, 19.1% IPO Preparation and Advisory Services, and 7.9% Wefunder fee and related offering expenses. Management intends to allocate proceeds as described but may adjust priorities based on clinical milestones, regulatory guidance, and operational needs.

If we raise: **$1,000,000**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, Axiom Biosciences expects to use proceeds approximately as follows: 36% AX-007 Phase 2B IVH Clinical Trial, 27% AX-009 Phase 1/2a Stroke Trial Advancement, 13% IPO Preparation and Advisory Services, 9% Pipeline Research and AI Drug Design, 7.1% General Working Capital and Operations, and 7.9% Wefunder fee and related offering expenses. Management expects to allocate excess proceeds toward expanded clinical and pipeline activities but may reallocate based on trial results, regulatory feedback, and market conditions.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

> NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.
>
> The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.
>
> If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.
>
> If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

> An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.
>
> If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.
>
> If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.
>
> Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.
>
> The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.
>
> If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $96,030,426 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Cytonus Therapeutics, Inc. is offering up to 84,721 Series A-2 preferred stocks, at a price per share of $12.04.

Investors in the first $100,000 of the offering will receive stocks at a price per share of $10.03, and a pre-money valuation of $80,000,000.

The campaign maximum is $1,000,000 and the campaign minimum is $50,000.

Securities Issued by the SPV Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, or

Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties. Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,

Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Common Stock	3,000,000	1,011,839	☑
Series A-1 Preferred Stock	858,677	512,503	☑
Series A-2 Preferred Stock	697,892	122,084	☑

Class of Security	Total Pool
Warrants	4686
Options	250,000

Describe any other rights:

Holders of the company's common stock are entitled to vote on matters as required by the Delaware General Corporation Law. The company's governing documents give the common stock no other class-specific voting rights. Holders of the company's Series A Preferred Stock have the right to consent to certain matters specified in the company's governing documents (protective provisions), and are otherwise entitled to vote together with the holders of common stock, on an as-converted basis, on all matters submitted to the stockholders. In addition to these voting rights, and as set out in the company's Amended and Restated Certificate of Incorporation, the preferred stock carries rights customary for venture preferred stock. Holders may convert their preferred shares into common stock at any time at the applicable conversion rate, and the preferred stock converts automatically into common stock on certain events, such as a qualified initial public offering or the approval of the required holders. The preferred stock is entitled to a liquidation preference, meaning that in a liquidation, dissolution or sale of the company, preferred holders receive their preferential amount before any proceeds are distributed to common stockholders. It also has anti-dilution protection that adjusts the conversion rate for stock splits, stock dividends and certain issuances of shares below the preferred stock's original purchase price, and a preference over the common stock for any dividends declared by the board.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's

initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note
Amount: $2,500,000.00
Outstanding principal plus interest: $2,500,000.00 as of 10/27/2026
Interest rate: 8.0% per annum
Maturity date: 3/27/2028
Discount: 30% | Interest rate: 8% | Investors: unnamed investor | Convertible promissory note, principal $2,500,000, 8% simple interest per annum, due on or after March 27, 2028 upon demand of holder. Convertible into equity securities upon qualifying next equity financing, certain corporate transactions, or at maturity, at a 30% discount to applicable per-share price.

Convertible Note
Amount: $152,877.00
Outstanding principal plus interest: $152,877.00 as of 10/27/2026
Interest rate: 8.0% per annum
Maturity date: 3/27/2028
Convertible Promissory Note | Lender: unnamed investor | Principal $2,500,000 plus accrued interest $152,877 as of 12/31/2025. Simple interest at 8% per annum. Due on or after March 27, 2028 upon demand. Convertible at 30% discount to per-share price upon qualifying financing, corporate transaction, or at maturity.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
10/2023	Series A	other	$5,000,000	General operations
12/2025	Regulation D	Convertible Note	$2,500,000	General operations
12/2025	Regulation D	Convertible Note	$152,877	General operations
10/2026	Regulation D, 506(b)	Priced Round	$656,850	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name: Remo Moomiaie
Amount Invested: $25,000.00
Transaction type: Other
Issue date: 10/27/2023
Relationship: CEO

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Private pre-revenue biotechnology firm dedicated to reinventing drug discovery and targeted drug delivery through its proprietary Cargocyte platform, using synthetic biology and AI-driven approaches to engineer enucleated cell delivery vehicles for targeted therapeutics. HQ in Carlsbad, CA.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of October 14, 2026, we had cash and cash equivalents of approximately $855,541.08.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

Financial Condition

As of the date of the financial statements included in this offering statement, our total assets were $2,016,065 and our current and non-current liabilities, as reflected in available financial statement fields, were $3,998,419.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of the date of the financial statements included in this offering statement, we had cash and cash equivalents of approximately $581,452.

Based on our current operations, we have a monthly net cash burn of approximately $134,365.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of approximately $2,652,877 in aggregate principal obligations. The material terms of such indebtedness are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $7,652,877.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

Since the date of the financial statements included in this offering statement, there were material changes in our operations and financial condition, including a material increase in revenue.

Impact of This Offering

The proceeds from this offering are expected to be used primarily on advancing our lead asset AX-007 into a Phase 2B clinical trial in Intraventricular Hemorrhage (IVH) of newborns and launching a clinical trial activities for AX-009 into a Phase 1/2a clinical trail in Ischemic. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Remo Moomiaie, certify that:

(1) the financial statements of Cytonus Therapeutics, Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of Cytonus Therapeutics, Inc. included in this Form reflects accurately the information reported on the tax return for Cytonus Therapeutics, Inc. filed for the most recently completed fiscal year.

Remo Moomiaie

Remo Moomiaie
President & CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding

portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN

within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://axiombio.co/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Axiom Biosciences Reg CF Preferred Stock Subscription Agreement
- SPV Subscription Agreement
- Axiom Biosciences Reg CF Preferred Stock Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Christopher Thorne
- Jaeyeol An
- Karen Markham
- Remo Moomiaie

Appendix E: Supporting Documents

- Series Appendix — Cytonus Therapeutics II
- Wefunder SPV, LLC Agreement
- Series Appendix — Cytonus Therapeutics II (Early Bird)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Axiom Biosciences Reg CF Preferred Stock Subscription Agreement

SPV Subscription Agreement

Axiom Biosciences Reg CF Preferred Stock Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Christopher Thorne

Jaeyeol An

Karen Markham

Remo Moomiaie

Appendix E: Supporting Documents

Series Appendix — Cytonus Therapeutics II

Wefunder SPV, LLC Agreement

Series Appendix — Cytonus Therapeutics II (Early Bird)

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Investor Representative Proxy Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Cytonus Therapeutics, Inc.

By

Remo Moomiaie

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Remo Moomiaie

Founder & CEO
10/26/2026

Jaeyeol An

Managing Director
10/26/2026

Christopher Thorne

Director
10/27/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.